EMPLOYMENT AGREEMENT

      THIS EMPLOYMENT AGREEMENT (the "Agreement") is dated March 2, 2004 between IQ Biometrix, Inc., a Delaware corporation (the "Company") and William B. G. Scigliano (the "Executive").

      1.    EMPLOYMENT

      The Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Company, on the terms and conditions set forth herein. This Agreement supercedes and cancels that certain employment agreement between the parties dated July 24, 2002 (the "Prior Agreement").

      2.    TERM AND RENEWAL

            2.1 Term. This Agreement shall commence January 1, 2004 (the "Commencement Date") and terminate on December 31, 2005 (the "Expiration Date") unless extended by mutual consent for an additional 24 month period pursuant to
Section 2.2 hereof or sooner terminated as hereinafter provided (each such period, an "Employment Period" and all such periods collectively, the "Term").

            2.2 Renewal. Following the expiration of the initial or any renewal Employment Period and provided that this Agreement has not been terminated by the Executive or the Company pursuant to its terms, this Agreement may be renewed upon the mutual consent of the parties on the terms set forth herein for an additional twenty-four (24) month period.

      3.    POSITION AND DUTIES

            3.1 Position. The Executive hereby agrees to serve as President and Chief Executive Officer of the Company. In addition, for so long as such Executive is elected by the Company's stockholders to serve as a member of the board of directors of the Company (the "Board"), then, for so long as the Executive is an employee of the Company, the Executive hereby agrees to serve as a member and Chairman of the Board thereof if so nominated by the Board. At the Company's request, the Executive may, at the Executive's discretion, serve the Company and/or its respective subsidiaries and affiliates in other offices and capacities in addition to the foregoing, but shall not be required to do so. In the event that the Executive, during the term of this Agreement, serves in any one or more of the aforementioned capacities, the Executive's compensation shall not be increased beyond that specified in Section 4 of this Agreement. In addition, in the event the Company and the Executive mutually agree that the Executive shall terminate the Executive's service in any one or more of the aforementioned capacities, or the Executive's service in one or more of the aforementioned capacities is terminated, the Executive's compensation, as specified in Section 4 of this Agreement, shall not be diminished or reduced in any manner.

            3.2 Duties. The Company agrees that the duties that may be assigned to the Executive shall be the usual and customary duties of the offices of President and Chief Executive Officer, and such other activities which may be set forth in the Company Articles of Incorporation, Bylaws and other such corporate documentation.

            3.3 Devotion of Time and Effort. Executive shall devote substantially all of his business time and effort in performing Executive's duties as required hereunder and to act in the best interests of the Company at all time.

            3.4 Other Activities. The Executive may engage in other activities for the Executive's own account while employed hereunder, including without limitation charitable, community and other business activities, provided that such activities do not compete directly or indirectly with the actual or potential business of the Company and/or which interfere with the performance of the Executive's duties hereunder, it being understood by the parties that the Executive shall always put the best interest of the Company first except as when the Executive may exercise his rights as a shareholder.



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      4.    COMPENSATION AND RELATED MATTERS

            4.1 Salary. During the Employment Period, the Company shall pay the Executive an annual salary of One Hundred Forty-Two Thousand and Seven Hundred Dollars ($142,700.00) during the Term of this Agreement ("Base Salary").

            4.2 Incentive Stock Options. Executive shall be granted an Incentive Stock Option (ISO) to purchase an additional 200,000 shares of the Company's Common Stock at an exercise price equal to the fair market value on the date of such grant and pursuant to the terms of the Company's ISO Plan as and when adopted.

            4.3 Business Expenses. The Company shall promptly, in accordance with Company policy, reimburse the Executive for all reasonable business expenses incurred in accordance with and subject to the limits set forth in the Company's written policies with respect to business expenses, including, without limitation, club memberships, business seminar fees, professional association dues, reasonable entertainment expenses incurred by the Executive in connection with the business of the Company and/or its respective subsidiaries and affiliates, and reasonable travel expenses, including all airfare, hotel and rental car expenses, incurred by the Executive in traveling in connection with the business of the Company, upon presentation to the Company of written receipts for such expenses.

            4.4 Milestone Bonuses. In addition to the compensation described above, the Company shall award the Executive certain cash bonuses in the amounts provided on Exhibit A attached hereto in the event that during Executive's employment with the Company, the Company achieves certain milestones described on Exhibit A hereto. Any bonus earned under this Section 4.4 shall be paid to Executive within thirty (30) days following entitlement.

            4.5 Other Benefits. During the Employment Period, the Company shall provide to the Executive such other benefits as the Company may from time to time make available to its other executive employees.

            4.6 Automobile and Housing Allowance. The Company shall provide the Executive with a non-accountable housing allowance of One Thousand, Five Hundred Dollars ($1,500) per month and an automobile allowance of One Thousand Dollars ($1,000) per month during the Term.

            4.7 Vacation. The Executive shall be entitled to three (3) vacation weeks (fifteen (15) business days) in each calendar year. In addition, the Executive will be entitled to all Company holidays.

      5.    TERMINATION

            5.1 Death. The Executive's employment hereunder shall terminate upon his death.

            5.2 Disability. The Executive's employment hereunder shall terminate on the Executive's physical or mental disability or infirmity which, in the opinion of a competent physician selected by the Board, renders the Executive unable to perform properly his duties under this Agreement for six (6) consecutive calendar months or for shorter periods aggregating one hundred and eighty (180) business days in any twelve (12) month period, but only to the extent that such definition does not violate the Americans with Disabilities Act.

            5.3 Cause. The Company may terminate the Executive for Cause immediately and at any time, upon written notice to Executive. For purposes of this Agreement, "Cause" shall mean:

            (a) Any conviction of Executive for commission of or participation in a felony crime or a crime involving moral turpitude; or

            (b) Any willful commission of any act of theft, embezzlement or misappropriation against the Company, which causes material harm to the Company; or

            (c) Any reprimand, citation, censure, or other official action of the Securities and Exchange Commission or any regulatory agency having competent jurisdiction; or


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

            (d) The gross negligence, willful bad act, or unconscionable behavior and/or continued failure to substantially perform the Executive's duties hereunder (other than such failure resulting from the Executive's incapacity due to physical or mental illness), which failure is not remedied within a reasonable time after written demand for substantial performance is delivered by the Company which specifically identifies the manner in which the Company believes that the Executive has not substantially performed the Executive's duties (except the failure to operate the Company profitability in and of itself shall not constitute Cause under this section).

            (e) Any material addiction to drugs, alcohol or other regulated substances

            5.4 Termination Without Cause. The Company may terminate this Agreement without Cause at any time, provided that the Company first delivers to the Executive the Company's written election to terminate this Agreement at least thirty (30) days prior to the effective date of termination.

            5.5 Executive's Resignation. The Executive may resign his duties under this Agreement upon thirty (30) days prior written notice to the Company.

            5.6 Change of Control. The Executive may terminate this Agreement, upon at least ten (10) days' prior written notice to the Company at any time following a "Change in Control" (as hereinafter defined) of the Company. For purposes of this Agreement, a "Change in Control" shall mean the occurrence of any of the following events:

            (a) Any combination of the individuals constituting the Board as of the date of this Agreement (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that if the election, or nomination for election by the Company's stockholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered a member of the Incumbent Board;

            (b) An acquisition of any voting securities of the Company (the "Voting Securities") by any "person" (as the term "person" is used for purposes of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) immediately after which such person has "beneficial ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of Twenty-Five Percent (25%) or more of the combined voting power of the Company's then outstanding Voting Securities unless such acquisition was approved by a vote of at least one more than a majority of the Incumbent Board; or

            (c) Approval by the stockholders of the Company of:

                  (i) A merger, consolidation,  share exchange or reorganization involving the Company, unless the stockholders of the Company, immediately before such merger, consolidation, share exchange or reorganization, own, directly or indirectly immediately following such merger, consolidation, share exchange or reorganization, more than Fifty Percent (50%) of the combined voting power of the outstanding Voting Securities of the corporation that is the successor in such merger, consolidation, share exchange or reorganization (the "Surviving Company") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, share exchange or reorganization;

                  (ii) A complete liquidation or dissolution of the Company; or

                  (iii) An agreement for the sale or other disposition of all or substantially all of the assets of the Company.


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

            5.7 Non-renewal. The Company may terminate this Agreement upon the expiration of any Employment Period, provided that the Company gives written notice of such non-renewal to the Executive at least thirty (30) days prior to the expiration of such Employment Period.

            5.8 Notice of Termination. Any termination of the Executive's employment by the Company or the Executive shall be communicated by written Notice of Termination to the other party. For purposes of this Agreement, a "Notice of Termination" shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated.

            5.9 Date of Termination. The effective date of the Executive's termination depends on the type of termination applied. "Date of Termination" shall mean the following:

            (a) If the Executive's employment is terminated by his death, the date of his death;

            (b) If the Executive's employment is terminated by reason of his disability, the date of the opinion of the physician referred to in
      Section 5.2 hereof;

            (c) If the Executive's employment is terminated by the Company for Cause pursuant to Section 5.3 hereof, or without Cause by the Company pursuant to Section 5.4 hereof, the date specified in the Notice of Termination;

            (d) If the Executive resigns (pursuant to Section 5.5 hereof), or his employment is terminated due to a Change of Control (pursuant to Section 5.7 hereof), the date of the Notice of Termination; and

            (e) If the Executive's  employment is terminated pursuant to Section
      5.8 hereof, the date this Agreement terminates by its terms.

      6.    COMPENSATION UPON TERMINATION

            6.1 Death or Disability. If the Executive's employment shall be terminated pursuant to Section 5.1 or 5.2 hereof, the Company shall pay monthly to the Executive's estate an amount equal to one-twelfth of his annual salary payable pursuant to Section 4.1 hereof and one-twelfth of any bonus payable pursuant to Section 4.2 hereof at the most recent annual amount received, or entitled to be received, by the Executive for a period equal to the greater of one (1) year following the Date of Termination or the remainder of the Employment Period as set forth in Section 2 hereof ("Severance Payment").

            6.2 Cause. If the Executive's employment shall be terminated for Cause pursuant to Section 5.3 hereof, the Company shall pay the Executive his salary and any bonus then payable pursuant to Sections 4.1 hereof through the Date of Termination.

            6.3 Termination without Cause. In the event that the Company terminates Executive's employment for any reason other than for death or disability as defined in Sections 5.1 and 5.2 above and other than for Cause as defined in Section 5.3 above, the Company shall pay the Executive: (a) his salary and other benefits through and including the normal expiration date of the term of Agreement then in effect as though the Executive had not been terminated; and (b) a lump sum payment of an amount equal to all Milestone Bonuses as though such Milestone Bonuses were fully earned at the time of such termination. Additionally, all non-qualified stock options to purchase the Company's stock granted to the Executive as of the Date of Termination and which have not vested prior to the Date of Termination shall automatically vest and become immediately exercisable by the Executive on the Date of Termination and shall remain exercisable for a period of one year. The provisions of this paragraph shall constitute an amendment to any existing stock option agreements of the Company as of the Effective Date.


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


            6.4 Executive's Voluntary Termination. In the event of the voluntary termination of this Agreement by the Executive, pursuant to Section 5.5 hereof, the Executive shall have the right to receive the Executive's compensation as provided in Section 4.1 hereof through the Date of Termination.

            6.5  Termination  Upon Change of Control.

            (a) Notwithstanding the provisions of Section 6.4 above, if the Executive terminates this Agreement within Six (6) months following a Change in Control as defined in Section 5.7 hereof the Company shall pay the Executive: (a) his salary and other benefits through and including the Date of Termination; and, (b) an amount equal to (i) One and One Half (1 1/2) times Executive's Base Salary at the annual Base Salary then currently in effect, and (ii) One and One Half (1 1/2) times the total amount of all Milestone Bonuses as though such Milestone Bonuses were fully earned at the time of such termination;

            (b) If the Executive is terminated by the Company at any time following a Change in Control pursuant to Section 5.6 hereof and such termination is not for cause, as defined in Section 5.3 above, the Company shall pay to the Executive: (x) his salary and other benefits through and including the Date of Termination; and, (y) an amount equal to (i) three
      (3) times Executive's Base Salary at the annual Base Salary then currently in effect, and (ii) three (3) times the total amount of all Milestone Bonuses as though such Milestone Bonuses were fully earned as of the Date of Termination. Additionally, all non-qualified stock options to purchase the Company's stock granted to the Executive as of the Date of Termination and which have not vested prior to the Date of Termination shall automatically become immediately vested and exercisable by the Executive on the Date of Termination and shall remain exercisable for a period of one year. The provisions of this paragraph shall constitute an amendment to any existing stock option agreements between Executive and the Company as of the Effective Date.

            6.6 Manner of Payment.  Any severance  payment made pursuant to this
Section 6 shall be payable in a one-time payment by the Company, payable within thirty (30) days of the Date of Termination.

            6.7 Limitation.

            (a) The foregoing notwithstanding, the total of such severance payment, pursuant to Sections 6.1, 6.3, and 6.5 hereof, shall be reduced to the extent that the payment of such amount would cause the Executive's total termination benefits (as determined by the Executive's tax advisor) to constitute an "excess" parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and by reason of such excess parachute payment the Executive would be subject to an excise tax under Section 4999(a) of the Code, but only if the Executive determines that the after-tax value of the termination benefits calculated with the foregoing restriction exceed those calculated without the foregoing restriction.

            (b) The foregoing notwithstanding, no severance payment or severance benefit shall be due during any period in which Executive is in violation of any provision of Section 7 below, and any and all unpaid severance payments shall be forfeit and any and all severance benefits shall immediately cease and be forfeit in the event that Executive is determined by the final and binding ruling of any court of competent jurisdiction to have violated any covenant of Section 7 below.

            6.10 No Mitigation Required. The Executive shall not be required in any way to mitigate the amount of any payment provided for in this Section 6, including, but not limited to, by seeking other employment, nor shall the amount of any payment provided for in this Section 6 be reduced by any compensation earned by the Executive as a result of employment with another employer after the termination date of employment, or otherwise.

      7.    CONFIDENTIALITY AND NON-SOLICITATION COVENANTS

            7.1 Confidentiality. The Executive hereby agrees that the Executive will not, during the Employment Period or at any time thereafter directly or indirectly disclose or make available to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, any Confidential Information (as defined below). The Executive agrees that, upon termination of his employment with the Company, all Confidential Information in his possession that is in written or other tangible form (together with all copies or duplicates thereof, including computer files) shall be returned to the Company and shall not be retained by the Executive or furnished to any third party, in any form except as provided herein; provided, however, that the Executive shall not be obligated to treat as confidential, or return to the Company copies of any Confidential Information that (i) was publicly known at the time of disclosure to the Executive, (ii) becomes publicly known or available thereafter other than by any means in violation of this Agreement or any other duty owed to the Company by the Executive, or (iii) is lawfully disclosed to the Executive by a third party. As used in this Agreement the term "Confidential Information" means information disclosed to the Executive or known by the Executive as a consequence of or through his relationship with the Company, about the owners, employees, business methods, public relations methods, organization, procedures, property acquisition and development, or finances, including, without limitation, information of or relating to the Company and its affiliates.


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

            7.2 Non-Solicitation. For a period of two (2) years following the date on which the Executive's employment hereunder is terminated, the Executive shall not solicit or induce, without the prior written consent of the Company, any of the Company's employees, agents or independent contractors to end their relationship with the Company, or recruit, hire or otherwise induce any such person to perform services for the Executive, or any other person, firm or company.

            7.3 Return of Property. The Executive hereby acknowledges and agrees that all Personal Property and equipment furnished to or prepared by the Executive in the course of or incident to his employment, belongs to the Company and shall be promptly returned to the Company upon termination of the Employment Period. "Personal Property" includes, without limitation, all electronic devices of the Company used by the Executive, including, without limitation, personal computers, facsimile machines, cellular telephones, pagers and tape recorders and all books, manuals, records, reports, notes, contracts, lists, blueprints, maps and other documents, or materials, or copies thereof (including computer files), and all other proprietary information relating to the business of the Company. Following termination, the Executive will not retain any written or other tangible material containing any proprietary information of the Company.

            7.4  Reasonableness of Restrictions.  Each of sections 7.1, 7.2, and
7.3 set out above is acknowledged by Executive to be reasonable in duration, extent and application and is the minimum protection necessary for the Company in respect of its goodwill, Confidential Information, trade connections and business. Each of the covenants and obligations on Executive's part set out in sections 7.1, 7.2, and 7.3 is deemed to be separate and severable and enforceable by the Company accordingly. If any of the restrictions set out above are held to be void but would be valid if part of the wording was deleted such restriction shall apply with such deletion as may be necessary to make it valid and effective.

            7.5 In the event of a breach by Executive of this Section 7, any obligations for payment by the Company otherwise due pursuant to Section 6 hereof shall be void.

      8.    GENERAL PROVISIONS

            8.1 Injunctive Relief and Enforcement. The Executive acknowledges that the remedies at law for any breach by him of the provisions of Section 7 hereof may be inadequate and that, therefore, in the event of breach by the Executive of the terms of Section 7 hereof, the Company shall be entitled to institute legal proceedings to enforce the specific performance of this Agreement by the Executive and to enjoin the Executive from any further violation of Section 7 hereof and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law and not otherwise limited by this Agreement.

            8.2 Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when addressed as follows and (i) when personally delivered, (ii) when transmitted by telecopy, electronic or digital transmission with receipt confirmed, (iii) one day after delivery to an overnight air courier guaranteeing next day delivery, or (iv) upon receipt if sent by certified or registered mail. In each case notice shall be sent to:


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            If to Executive:        William B. G. Scigliano
                                    303-1015 Pandora Ave
                                    Victoria, BC
                                    V8V 3P6, Canada


            If to the Company:      IQ Biometrix, Inc.
                                    39111 Paseo Padre Parkway
                                    Suite 304
                                    Fremont CA 94538
                                    Attention:  Secretary
                                    Facsimile (559) 292-8908


or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

            8.3 Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. In addition, in the event any provision in this Agreement shall be determined by any court of competent jurisdiction to be unenforceable by reason of extending for too great a period of time or over too great a geographical area or by reason of being too extensive in any other respect, each such agreement shall be interpreted to extend over the maximum period of time for which it may be enforceable and to the maximum extent in all other respects as to which it may be enforceable, and enforced as so interpreted, all as determined by such court in such action.

            8.4 Assignment. This Agreement may not be assigned by the Executive, but may be assigned by the Company to any successor to its business and will inure to the benefit and be binding upon any such successor.

            8.5  Counterparts.   This  Agreement  may  be  executed  in  several
counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

            8.6 Headings. The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

            8.7 Choice of Law; Venue. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of California without giving effect to the principles of conflict of laws thereof. By execution and delivery of this Agreement, the parties agree and accept that any legal action or proceeding brought with respect to this Agreement shall be brought in the court of appropriate jurisdiction in and for the County of San Francisco, State of California, and the parties expressly waive any objection to personal jurisdiction, venue or forum non conveniens.

            8.8 Indemnification. To the fullest extent permitted under applicable law, the Company shall indemnify, defend and hold the Executive harmless from and against any and all causes of action, claims, demands, liabilities, damages, costs and expenses of any nature whatsoever (collectively, "Damages") directly or indirectly arising out of or relating to the Executive discharging the Executive's duties hereunder on behalf of the Company and/or its respective subsidiaries and affiliates, so long as the Executive acted in good faith within the course and scope of the Executive's duties with respect to the matter giving rise to the claim or Damages for which the Executive seeks indemnification.

            8.9 Attorneys' Fees. If any legal action, arbitration or other proceeding, is brought for the enforcement of this Agreement, or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, including any appeal of such action or proceeding, in addition to any other relief to which that party may be entitled.


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            8.10 Entire Agreement.  This Agreement contains the entire agreement and understanding between the Company and the Executive with respect to the employment of the Executive by the Company as contemplated hereby except with respect to any prior option grants including but not limited to that certain
option  grant  embodied  in  Sections  4B  of  the  Prior   Agreement,   and  no
representations, promises, agreements or understandings, written or oral, not herein contained shall be of any force or effect. This Agreement shall not be changed unless in writing and signed by both the Executive and the Board.

            8.11 Amendments; Waivers. This Agreement may be amended or modified, and any of the terms and covenants may be waived, only by a written instrument executed by the parties hereto, or, in the case of a waiver, by the party waiving compliance. Any waiver by any party in any one or more instances of any term or covenant contained in this Agreement shall neither be deemed to be nor construed as a further or continuing waiver of any such term or covenant of this Agreement.

      IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date and year first above written.


"Company"                                       "Executive"


IQ BIOMETRIX, INC.,
  a Delaware corporation


By: /s/ Greg Micek                              /s/ William B. G. Scigliano
    ----------------------------                --------------------------------
    Title: Director                             William B. G. Scigliano



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                                    EXHIBIT A

                              MILESTONE BONUS PLAN

      (a) Revenue Bonus: Executive shall be entitled to receive a performance bonus of Fifty Thousand Dollars ($50,000) ("Revenue Bonus") upon the Company's attainment of at least Two Million Dollars ($2,000,000) of revenue for the Twelve (12) month period ended December 31, 2004 ("Bonus Target"). If Executive achieves at least 79% of Bonus Target but less than 100%, Executive shall be entitled to a pro-rata percentage of the performance bonus (i.e.: if Executive achieves at least 90% of Bonus Target, Executive shall be entitled to 90% of the $50,000 bonus).

      (b) Acquisition Bonus: Executive shall be entitled to receive a performance bonus of Twenty-Five Thousand Dollars ($25,000) upon the Company's acquisition of or merger with one or more entities which produce at least One Million Dollars ($1,000,000) of revenue as reported by the Company in any financial report to the Securities and Exchange Commission for any periods ending December 31, 2004 ("Acquisition Bonus").

      (c) Capital Funding Bonus: Executive shall be entitled to receive a bonus of Ten Thousand Dollars ($10,000) for each One Million Dollars ($1,000,000) of funding that the Company receives during the Twelve (12) month period ending December 31, 2004, up to a maximum of Five Million Dollars ($5,000,000) in such funding and Fifty Thousand Dollars ($50,000) in such bonus ("Funding Bonus").

      (d) Profit Bonus: Executive shall be entitled to receive a performance bonus of Twelve Thousand, Five Hundred Dollars ($12,500) for each quarter in which the Company reports profit from operations in any financial report to the Securities and Exchange Commission for any periods ending on or before December 31, 2004 ("Profit Bonus").

      (e) Corporate Facility Bonus: Executive shall be entitled to receive a performance bonus of Twenty Thousand Dollars ($20,000) upon the successful location, organization and complete staffing of the Company's headquarter facilities in the "South Bay" area of San Francisco ("Organization Bonus").

The Executive Compensation Committee of the Company's Board of Directors shall determine bonuses, if any, for periods ending after December 31, 2004.



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